Filed Pursuant to Rule 424(b)(5)

Registration No. 333-296397

PROSPECTUS SUPPLEMENT NO. 2

(To Prospectus Supplement No. 1 dated October 14, 2026

and Prospectus dated June 10, 2026)

Up to 12,000,000 Units, each consisting of one Ordinary Share, or one Pre-Funded Warrant to purchase one Ordinary Share in lieu thereof, and one Warrant to purchase one Ordinary Share

12,000,000 Ordinary Shares, or Pre-Funded Warrants to purchase Ordinary Shares in lieu thereof,

Up to 12,000,000 Warrants to Purchase Ordinary Shares

Up to 108,000,000 Ordinary Shares underlying 12,000,000 Warrants

Up to 23,112,000 Additional Ordinary Shares Issuable upon Zero Price Exercise of 2,568,000 Amended Warrants

This prospectus supplement no. 2 (“Prospectus Supplement No. 2”) amends and supplements the information in the prospectus, dated June 10, 2026, filed as a part of our registration statement on Form F-3 (File No. 333-296397), as supplemented by our prospectus supplement dated October 14, 2026 (“Prospectus Supplement No. 1” and, together with such prospectus, the “Prior Prospectuses”). This Prospectus Supplement No. 2 should be read in conjunction with the Prior Prospectuses, and is qualified by reference thereto, except to the extent that the information herein amends or supersedes the information contained in the Prior Prospectuses. Any information in the Prior Prospectuses that is modified or superseded by this Prospectus Supplement No. 2 shall not be deemed to constitute a part of the Prior Prospectuses, except as so modified or superseded. This Prospectus Supplement No. 2 is not complete without, and may only be delivered or utilized in connection with, the Prior Prospectuses, and any future amendments or supplements thereto.

We filed the Prior Prospectuses to register the offer and sale of up to 12,000,000 units and up to an additional 12,000,000 units pursuant to the additional allocation described in Prospectus Supplement No. 1 (the “Additional Allocation”) (collectively, the “Units”), each consisting of (i) one ordinary share of $0.00025 par value each (the “Ordinary Share”), or in lieu thereof, one pre-funded warrant (the “Pre-Funded Warrant”) to purchase one Ordinary Share, and (ii) one ordinary warrant (the “Ordinary Warrant”), pursuant to the terms of that certain securities purchase agreement dated October 14, 2026 (the “Securities Purchase Agreement”) by and between us and the investors named therein. The Prior Prospectuses also registered up to 108,000,000 Ordinary Shares issuable upon exercise of 12,000,000 Ordinary Warrants and up to an additional 108,000,000 Ordinary Shares issuable upon exercise of an additional 12,000,000 Ordinary Warrants for the Additional Allocation. The offering closed on October 15, 2026.

The Ordinary Warrants accompanying the purchase of Ordinary Shares were immediately exercisable and expire on October 14, 2027, the one-year anniversary of the initial exercise date. Each Ordinary Warrant has an initial exercise price per share of $1.50 (the “Exercise Price”), and a cashless exercise option is also available if there is no effective registration statement registering, or the prospectus contained therein is not available for, the issuance of the Warrant Shares. In addition, under their original terms, an Ordinary Warrant holder may, at any time and in its sole discretion, exercise the Ordinary Warrant in whole or in part by means of a “zero price exercise” in which the holder shall be entitled to receive a number of Ordinary Shares issuable upon exercise of the Ordinary Warrants (the “Warrant Shares”) equal to the product of (i) the aggregate number of Warrant Shares that would be issuable upon exercise of the Ordinary Warrant, in whole or in part, if such exercise were by means of a cash exercise, multiplied by (ii) 9.0.

On October 21, 2026, we entered into a termination letter agreement with the purchasers under the Securities Purchase Agreement to terminate the Additional Allocation set forth in Section 2.4 of the Securities Purchase Agreement (the “Termination”). As a result of the Termination, the purchasers no longer have any right, claim or entitlement to the Additional Allocation, and no Units, Ordinary Shares, Pre-Funded Warrants, Ordinary Warrants or Ordinary Shares issuable upon exercise of Ordinary Warrants will be offered or sold pursuant to the Additional Allocation.

On October 27, 2026, we entered into Amendment No. 1 to Ordinary Share Purchase Warrant (the “Warrant Amendment”) with one of the investors named in the Securities Purchase Agreement, who is a holder (the “Holder”) of 2,568,000 outstanding Ordinary Warrants (the “Amended Warrants”) issued in the initial closing. Pursuant to the Warrant Amendment, the Holder may, at any time and in its sole discretion, exercise the Amended Warrants in whole or in part by means of a “zero price exercise” in which the Holder shall be entitled to receive a number of Warrant Shares equal to the product of (i) the aggregate number of Warrant Shares that would be issuable upon exercise of the Amended Warrants, in whole or in part, if such exercise were by means of a cash exercise, multiplied by (ii) 18.0. Accordingly, each Amended Warrant entitles the Holder, upon a zero price exercise, to receive eighteen (18) Ordinary Shares, subject to the beneficial ownership limitation and applicable adjustments set forth in the Amended Warrants.

Upon zero price exercise of all 2,568,000 Amended Warrants, an aggregate of 46,224,000 Ordinary Shares would be issuable, which represents an additional 23,112,000 Ordinary Shares compared to the original terms. The Amended Warrants will be automatically exercised through a zero price exercise on their termination date, subject to their terms. Except as expressly amended by the Warrant Amendment, the terms of the Amended Warrants remain unchanged. The Warrant Amendment does not affect any other securities of the Company or the Securities Purchase Agreement. The terms of all other Ordinary Warrants remain unchanged, and the Prior Prospectuses continue to apply to the Ordinary Warrants (other than the Amended Warrants) and the Ordinary Shares issuable upon their exercise.

We are filing this Prospectus Supplement No. 2 to supplement the Prior Prospectuses to reflect the Termination and the Warrant Amendment. As of the date of this Prospectus Supplement No. 2, we are offering up to an additional aggregate of 23,112,000 Ordinary Shares issuable upon zero price exercise of the Amended Warrants under the Warrant Amendment. Because the Amended Warrants may be exercised by means of a zero price exercise, and will be automatically exercised by means of a zero price exercise on their termination date, we do not expect to receive any cash proceeds from the exercise of the Amended Warrants.

Our Ordinary Shares are listed on the Nasdaq Capital Market under the symbol “WFF.” The last reported sale price of our Ordinary Shares on the Nasdaq Capital Market on October 27, 2026 was $0.0898 per share. There is no established public trading market for the Warrants, and we do not intend to list the Warrants on any national securities exchange or trading system. Without a trading market, the liquidity of the Warrants will be limited.

Investing in our Ordinary Shares involves a high degree of risk. See “Risk Factors” beginning on page S-5 of Prospectus Supplement No. 1, page 4 of the accompanying base prospectus and under similar headings in the documents incorporated by reference into this Prospectus Supplement No. 2 and the accompanying base prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying base prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this Prospectus Supplement No. 2 is October 27, 2026